AM 11-8-2004 **

04013482

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/03 (MM/DD/YY) AND ENDING 08/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FirstEnergy Capital (USA) Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED OCT 2 6 2004 WASH, D.C. 185 SECTION

1600, 333 - 7th Avenue S.W. (No. and Street)

Calgary (City) Alberta, Canada (State) T2P 2Z1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret H. Gal (403) 262-0600 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3100, 111 - 5th Avenue S.W. (Address) Calgary, Alberta (City) Canada (State) T2P 5L3 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 2 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Margaret H. Gal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FirstEnergy Capital (USA) Corp., as of August 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Margaret Gal
Signature

Chief Financial Officer
Title

Notary Public
Ruby F. Wallis Notary Expires Dec 31/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FirstEnergy Capital (USA) Corp.

Statement of Financial Condition
August 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

October 8, 2004

Report of Independent Auditors

To the Board of Directors and Shareholder of
FirstEnergy Capital (USA) Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of **FirstEnergy Capital (USA) Corp.** as at August 31, 2004 in conformity with United States generally accepted accounting principles. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit of this statement in accordance with standards established by the Public Company Accounting Oversight Board (the "PCAOB"). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Chartered Accountants

FirstEnergy Capital (USA) Corp.
Statement of Financial Condition
August 31, 2004
US Dollars

Assets

Cash	$	246,778
Investment in Canadian government T-bill, at market		699,048
Receivable from customers		885,838
Receivable from broker-dealers		374,397
Due from parent		37,598
Investment in NASDAQ		70,600
	$	2,314,259

Liabilities

Payable to broker-dealers	$	885,838
Payable to customers		374,397
Subordinated loan from parent (Note 4)		408,000
		1,668,235

Shareholder's Equity

Contributed surplus		408,066
Share capital (Note 5)		157,500
Retained Earnings		80,458
		646,024
	$	2,314,259

Statement of Financial Condition

The Statement of Financial Condition of FirstEnergy Capital (USA) Corp. is available for examination at its head office at 1600, 333 - 7th Avenue S.W., Calgary, Alberta, Canada and at the Pacific Regional Office of the Securities and Exchange Commission in Los Angeles, California.

The accompanying notes are an integral part of this Statement of Financial Condition.

FirstEnergy Capital (USA) Corp.
Notes to Statement of Financial Condition
August 31, 2004
US Dollars

1. Organization

FirstEnergy Capital (USA) Corp. (the Company) is a wholly-owned subsidiary of FirstEnergy Capital Corp., a broker-dealer operating in Canada. It is registered with the Securities and Exchange Commission as a broker-dealer in the United States, pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered with the National Association of Securities Dealers, Inc. The Company's principal business is securities brokerage and trading in Canadian equity securities with institutional investors in the United States.

2. Significant Accounting Policies

Securities Transactions

Transactions in securities and related revenues and expenses are recorded on a trade date basis. Transactions executed as agents for customers are not reflected in the statement of financial condition unless the transaction fails to settle on the contracted settlement date. Commission income and related expenses for executing securities transactions are recorded on a trade date basis.

Marketable securities are valued at market value.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party

Under an agreement dated February 23, 2004, which amends an agreement dated October 11, 1995, FirstEnergy Capital Corp. provides securities trading, clearing and settlement and other administrative services to the Company and charges for these on a monthly basis.

4. Subordinated Loan

The subordinated loan of $408,000 is unsecured and bears interest at $2,000 per month. It may only be repaid with the approval of NASD Regulation, Inc., subject to the adequacy of the net capital of the Firm, in any case not before June 15, 2007.

5. Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

The issued share capital of the Company consists of 178,125 fully paid Common shares.

6. Net Capital

At August 31, 2004, the Company had net capital of $895,393, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $645,393.

7. Financial Instruments with Off Balance Sheet Risk and Concentration of Credit Risk

The Company's transactions are collateralized and executed primarily on behalf of financial institutions including banks, other brokers and dealers, commercial insurance companies, pension plans and investment companies. If either a customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party and, in such circumstances, the Company may sustain a loss. The Company does not anticipate nonperformance by customers and counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis and has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.